CONSENT OF N. ERIC FIER

The undersigned hereby consents to the inclusion of information related to the mineral properties of the SilverCrest Metals Inc. (the “Company”) included in or incorporated by reference into the Registration Statement on Form 40-F (the “Form 40-F”) being filed with the United States Securities and Exchange Commission, and any amendments thereto, related to the following:

(a)	the Management’s Discussion and Analysis of the Company for the year ended December 31, 2016 and the three months ended December 31, 2016;
(b)	the News Release of the Company dated January 18, 2017;
(c)	the News Release of the Company dated March 2, 2017;
(d)	the Management’s Discussion and Analysis of the Company for the three months ended March 31, 2017;
(e)	the News Release of the Company dated May 11, 2017;
(f)	the News Release of the Company dated June 22, 2017;
(g)	the Management’s Discussion and Analysis of the Company for the three and six months ended June 30, 2017;
(h)	the News Release of the Company dated August 3, 2017;
(i)	the News Release of the Company dated September 14, 2017;
(j)	the Management’s Discussion and Analysis of the Company for the three and nine months ended September 30, 2017;
(k)	the News Release of the Company dated October 19, 2017;
(l)	the News Release of the Company dated October 26, 2017;
(m)	the News Release of the Company dated October 30, 2017;
(n)	the News Release of the Company dated November 27, 2017;
(o)	the News Release of the Company dated November 28, 2017;
(p)	the News Release of the Company dated December 27, 2017;
(q)	the Amended and Restated Management’s Discussion and Analysis of the Company for the year ended December 31, 2017 and the three months ended December 31, 2017;
(r)	the Amended Annual Information Form of the Company for the year ended December 31, 2017;
(s)	the News Release of the Company dated January 22, 2018;
(t)	the News Release of the Company dated January 29, 2018;
(u)	the Management’s Discussion and Analysis of the Company for the three months ended March 31, 2018;
(v)	the News Release of the Company dated April 10, 2018;
(w)	the News Release of the Company dated April 17, 2018;
(x)	the News Release of the Company dated May 29, 2018;
(y)	the News Release of the Company dated June 12, 2018;
(z)	the Management’s Discussion and Analysis of the Company for the three and six months ended June 30, 2018;
(aa)	the News Release of the Company dated July 10, 2018; and
(bb)	the News Release of the Company dated July 24, 2018 (collectively, the “Exhibits”).

The undersigned further consents to reference of the undersigned’s name in the Form 40-F and in the Exhibits included in or incorporated by reference into the Form 40-F.

/s/ N. Eric Fier
Name: N. Eric Fier, CGP, P. Eng
Title: Chief Executive Officer and Director,
SilverCrest Metals Inc.

Date: August 9, 2018